Exhibit 99.1

Nortek Reports Fourth Quarter 2012 Results
Achieves EPS of $0.61 for Full-Year 2012;
Net Cash Provided by Operating Activities of $26.3 Million in the Fourth Quarter

Providence, RI, March 14, 2013 - Nortek, Inc. (Nasdaq: NTK), a global diversified company with leading brands and innovative, technology-driven products and solutions for residential and commercial applications, today announced financial results for the three months and year ended December 31, 2012.

Fourth Quarter 2012 Highlights

- Net sales were $505.4 million, compared with $535.2 million in the fourth quarter of 2011.
- Gross margin increased to 30.1% from 28.2% in the same quarter a year earlier.
- Selling, general and administrative expense (SG&A) increased to $125.7 million from $113.4 million a year earlier. As a percentage of net sales, SG&A expense increased to 24.9% from 21.2% in the fourth quarter of 2011.
- Depreciation and amortization expense was $21.0 million, compared with $22.1 million in the same quarter a year earlier.
- Operating earnings were $15.2 million, compared with $26.4 million in the fourth quarter of 2011.
- Net loss for the fourth quarter of 2012 was $12.5 million, or $0.82 loss per share, including a $6.4 million pre-tax loss from debt retirement and $9.3 million of pre-tax expense relating to restructurings and operational improvement initiatives.
- Net loss for the fourth quarter of 2011 was $0.8 million, or $0.05 loss per share, including $13.6 million of pre-tax expense relating to restructurings.
- As of December 31, 2012, Nortek had $144.7 million of unrestricted cash and cash equivalents on its balance sheet, compared with $58.2 million on December 31, 2011.

Comments on the Fourth Quarter

"Net sales for the fourth quarter in our Residential Ventilation segment increased 6% year-over-year, reflecting improved conditions in the North American residential construction markets," said Nortek President and Chief Executive Officer Michael J. Clarke. "This increase was offset by lower net sales in the Technology Solutions (TECH) and Custom and Engineered Solutions (CES) segments. As expected and previously disclosed, fourth-quarter sales in TECH were affected by revenue recognition timing, and in CES the lower sales reflected soft order input earlier in 2012. Our gross margin increased by nearly two percentage points in the fourth quarter. This was offset, however, by higher SG&A expense, which was partly driven by increased product development spending and consulting costs related to our operational improvement initiatives."

2012 Financial Results

Nortek's net sales for the year 2012 increased 2.8% to $2.20 billion from $2.14 billion in 2011. Depreciation and amortization expense for 2012 was $83.7 million, compared with $93.9 million a year earlier. Operating earnings were $127.6 million, compared with $63.1 million in 2011. Interest expense for 2012 was $96.5 million, compared with $105.6 million in 2011. The decrease in interest expense reflects the impact of refinancing over the last two years and the pay down of the company's asset-based lending facility. Net earnings for 2012 were $9.5 million, or $0.61 per diluted share, including the $6.4 million pre-tax loss from debt retirement, compared with a net loss for 2011 of $55.9 million, or $3.70 loss per share, including a $33.8 million pre-tax loss on debt refinancing.

Comments on 2012 and Outlook

"This was a profitable and strategically important year for Nortek," said Clarke. "We closely managed expenses and cash flow while launching strategic operational improvement initiatives that will be transformative for Nortek in their scope. Although our net sales were up approximately 3% from 2011, our 2012 operating earnings more than doubled, and we delivered net earnings of $0.61 per diluted share, compared with a loss of $3.70 per share in 2011."

"After successfully refinancing approximately $251 million of our secured term loan facility in the fourth quarter, we closed 2012 well-positioned to continue investing in Nortek's future, as evidenced by our recently announced agreement to acquire 2GIG Technologies," Clarke said. "We are also committed to investing in our businesses in the areas of product development and marketing to drive organic growth."

"We expect that our strategic investments in operational improvements will significantly increase efficiency and reduce operating expenses, both in our manufacturing processes and in our administrative functions," said Clarke. "A key priority for the next few years is optimizing our manufacturing footprint, distribution network, and supply chain. As part of this initiative, our plan is to start construction in the second quarter of a Nortek manufacturing campus in Mexico. We will be consolidating certain of our North American manufacturing and transferring certain products, subassemblies and components into this campus. We believe that, together, these initiatives will position Nortek as a globally competitive manufacturer of innovative branded products."

Fourth Quarter Conference Call Details

Nortek has scheduled a conference call to review its results for the fourth quarter of 2012 tomorrow, March 15, 2013, at 10:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortekinc.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website.

About Nortek

Nortek* is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes audio/video and security solutions, digital display mounting solutions, ventilation products such as range hoods and bathroom fans, heating and cooling products, and air management systems.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly owned subsidiaries. In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "should," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Such statements are based on our current expectations and could be affected by uncertainties and "risk factors" described in our Annual Report on Form 10-K for the most recent fiscal year. In particular, important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K.

NORTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the fourth quarter ended December 31,	
	2012	2011
	(Dollar amounts in millions, except per share data)	
Net Sales	$ 505.4	$ 535.2
Cost of products sold	353.2	384.5
Gross profit	152.2	150.7
Selling, general and administrative expense, net	125.7	113.4
Amortization of intangible assets	11.3	10.9
Operating earnings	15.2	26.4
Net interest expense	(24.4)	(24.6)
Loss from debt retirement	(6.4)	—
(Loss) earnings before (benefit) provision for income taxes	(15.6)	1.8
(Benefit) provision for income taxes	(3.1)	2.6
Net loss	$ (12.5)	$ (0.8)
Basic loss per share	$ (0.82)	$ (0.05)
Diluted loss per share	$ (0.82)	$ (0.05)
Weighted Average Common Shares:		
Basic	15,191,844	15,128,622
Diluted	15,191,844	15,128,622

The accompanying notes are an integral part of this condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

Nortek, Inc. (“Nortek”) and all of its wholly owned subsidiaries, collectively the “Company,” is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, with additional manufacturing in China, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The fourth quarters ended December 31, 2012 and 2011 include 93 days and 91 days, respectively.

The accompanying condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

It is suggested that this condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K and its current reports on Form 8-K as filed with the Securities and Exchange Commission.